Exhibit 2.1

DESCRIPTION OF FREIGHTOS SHARE CAPITAL

As of March 30, 2023, Freightos Limited (the “Company,” “we,” “us,” and “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our ordinary shares, par value $0.00001 per share (“Ordinary Shares” or “Freightos Ordinary Shares”) and warrants to purchase Freightos Ordinary Shares (“Freightos Warrants”). Set forth below is a summary of certain information concerning our share capital as well as a description of certain material terms of our Amended and Restated Memorandum and Articles of Association (the “Freightos A&R Articles”), which became effective in connection with our business combination with Gesher I Acquisition Corp. (“Gesher”), which was closed on January 25, 2023 (the “Business Combination”), and certain Cayman Islands law matters. Because the following is only a summary, it does not contain all of the information that may be important to you. The following summary does not purport to be complete and is qualified in its entirety by reference to applicable Cayman Islands law and our Articles, which has been publicly filed with the Securities and Exchange Commission (“SEC”).

General

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our Articles and the Companies Act of the Cayman Islands, as amended and restated from time to time (the “Companies Act”).

The Freightos A&R Articles provide for an authorized share capital of 350,000,000 Ordinary Shares, and 1,000,000 preference shares, par value $0.00001.

Pursuant to the business combination agreement, dated as of May 31, 2022, by and among Gesher, Freightos, Freightos Merger Sub I (“Merger Sub I”) and Freightos Merger Sub II. (“Merger Sub II”), Freightos issued its securities in exchange for the outstanding securities of Gesher as follows:

●	each ordinary share of Gesher (“Gesher Ordinary Shares”) issued and outstanding immediately prior to the merger of Merger Sub I with and into Gesher (the “First Merger”), with Gesher as the surviving entity. was automatically converted into the right of the holder thereof to receive one Ordinary Share of Freightos, except for (i) capital stock of Gesher owned (a) by Gesher as treasury shares, (b) by any direct or indirect wholly owned subsidiary of Gesher, or (c) directly or indirectly by Freightos, Merger Sub I, or Merger Sub II immediately prior to the merger, and (ii) Gesher Ordinary Shares in respect of which the eligible holder thereof validly exercised its redemption right; and
●	each outstanding and unexercised warrant issued by Gesher to acquire Gesher Ordinary Shares issued and outstanding immediately prior to the First Merger ceased to be a warrant with respect to Gesher Ordinary Shares and was assumed by Freightos and converted into a Freightos Warrant.

Ordinary Shares

The holders of Freightos Ordinary Shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

There is no cumulative voting generally, including with respect to the appointment of directors, with the result that the holders of more than a simple majority of the shares, being present and entitled to vote, can appoint all of the directors at a general meeting of the shareholders.

Holders of Freightos Ordinary Shares will not have any conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Freightos Ordinary Shares.

Preference Shares

The Freightos A&R Articles authorize the issuance of up to 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by the Company’s board of directors (the “Freightos Board”). Accordingly, the Freightos Board will be empowered, without shareholder approval and subject to certain limitations set out in the Freightos A&R Articles, to issue preference shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Ordinary Shares. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of Freightos.

Warrants

Each whole Freightos Warrant entitles the registered holder to purchase one Freightos Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the consummation of the Business Combination (the “Closing”), except as discussed in the immediately succeeding paragraph. No fractional Freightos Ordinary Shares will be issued upon exercise. The warrants will expire at 5:00 p.m., New York City time on the earliest to occur of (i) the fifth anniversary of Closing, (ii) the liquidation of the Trust Account or (iii) upon redemption. We may extend the duration of the warrants upon at least 20 days’ prior written notice to registered holders.

No warrant will be exercisable for cash, and we will not be obligated to issue Freightos Ordinary Shares upon exercise of a warrant unless the Freightos Ordinary Shares issuable upon exercise of the warrant have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrant. In the event that the condition in the immediately preceding sentence is not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant for cash and such warrant may have no value and expire worthless, in which case the purchaser of a unit containing such public warrants shall have paid the full purchase price for the unit solely for the Freightos Ordinary Shares underlying such unit. Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise or issuance would be unlawful.

We have agreed that as soon as practicable after the Closing, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants, and we will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating to those Freightos Ordinary Shares until the Freightos Warrants expire or are redeemed. If any such registration statement has not been declared effective by the 90th business day following the Closing, holders of Freightos Warrants shall have the right, during the period beginning on the 91st business day after the Closing and ending upon such registration statement being declared effective by the SEC, and during any other period when we fail to have maintained an effective registration statement covering the issuance of the Freightos Ordinary Shares issuable upon exercise of the Freightos Warrants, to exercise such Freightos Warrants on a “cashless basis,” by exchanging the Freightos Warrants in accordance with Section 3(a)(9) of the Securities Act or another available exemption. If an exemption to registration is not available, holders will not be able to exercise their Freightos Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Freightos Warrants for that number of Freightos Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Freightos Ordinary Shares underlying the Freightos Warrants, multiplied by the difference between the exercise price of the Freightos Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Freightos Ordinary Shares for the 5 trading days ending on the trading day prior to the date of exercise.

We may call the Freightos Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant,

●	at any time after the Freightos Warrants become exercisable,
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,
●	if, and only if, the reported last sale price of the Freightos Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading day period commencing at any time after the Freightos Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and
●	if, and only if, there is a current registration statement in effect with respect to the Freightos Ordinary Shares underlying such Freightos Warrants or we have elected to require the exercise of the warrants on a “cashless basis”.

The right to exercise will be forfeited unless the Freightos Warrants are exercised prior to the date for redemption specified in the notice of redemption. On and after the redemption date, a record holder of a Freightos Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant. The redemption criteria for our warrants was established at a price intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

At any time after we provide the notice of redemption, until the Freightos Warrants are redeemed or exercised, holders may elect to exercise their Freightos Warrants on a cashless basis. Our management will also have the option to require all holders that wish to exercise Freightos Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Freightos Warrants for that number of Freightos Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Freightos Ordinary Shares underlying the Freightos Warrants, multiplied by the difference between the exercise price of the Freightos Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Freightos Ordinary Shares for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Freightos Warrants.

The Freightos Warrants were originally issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Gesher, and was expressly assumed by us in an agreement entered into at Closing. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, or add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders, including lowering the exercise price or extending the exercise period. All other modifications or amendments require the approval, by written consent or vote, of the holders of at least a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

If the number of outstanding Freightos Ordinary Shares is increased by a dividend payable in Freightos Ordinary Shares, or by a split up of Freightos Ordinary Shares, or other similar event, then, on the effective date of such dividend, split up or similar event, the number of Ordinary Shares issuable on exercise of each Freightos Warrant shall be increased in proportion to such increase in outstanding Freightos Ordinary Shares.

In addition, if we, at any time while the Freightos Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Freightos Ordinary Shares or other shares of our capital stock into which the Freightos Warrants are convertible (an “Extraordinary Dividend”), then the exercise price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the Freightos Board, in good faith) of any securities or other assets paid in respect of such Extraordinary Dividend divided by all outstanding Freightos Ordinary Shares at such time; provided, however, that none of the following shall be deemed an Extraordinary Dividend for purposes of this provision: (a) any adjustment described in the paragraph above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Freightos Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 per share (taking into account all of the outstanding shares of Freightos at such time and as adjusted to appropriately reflect any adjustments referred in the paragraphs above and below, and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Freightos Ordinary Shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50, or (c) any payment to satisfy the conversion rights of the holders of the Gesher Ordinary Shares in connection with the Business Combination.

If the number of outstanding Freightos Ordinary Shares is decreased by a consolidation, combination, reverse split or reclassification of Freightos Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse split, reclassification or similar event, the number of Freightos Ordinary Shares issuable on exercise of each Freightos Warrant shall be decreased in proportion to such decrease in outstanding Ordinary Shares. Whenever the number of Freightos Ordinary Shares purchasable upon the exercise of the Freightos

Warrants is adjusted, as provided above, the exercise price shall be adjusted by multiplying such exercise price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Freightos Ordinary Shares purchasable upon the exercise of the Freightos Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Freightos Ordinary Shares so purchasable immediately thereafter. We may also lower the exercise price at any time prior to the expiration of the Freightos Warrants for a period of not less than twenty business days upon at least twenty days’ prior written notice to registered holders of the Freightos Warrants.

The Freightos Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the subscription form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, or by wire transfer, for the number of Freightos Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Freightos Ordinary Shares nor any voting rights until they exercise their Freightos Warrants and receive Freightos Ordinary Shares. After the issuance of Freightos Ordinary Shares upon exercise of the Freightos Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Freightos Warrant holders may elect to be subject to a restriction on the exercise of their Freightos Warrants such that an electing Freightos Warrant holder would not be able to exercise their Freightos Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Freightos Ordinary Shares outstanding immediately after giving effect to such exercise.

No fractional Freightos Ordinary Shares will be issued upon exercise of the Freightos Warrants. If, upon exercise of the Freightos Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of Freightos Ordinary Shares to be issued to the Freightos Warrant holder.